UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Jumper, Sr., Arthur Douglas
   P O Box 890
   Booneville, MS  38829
2. Issuer Name and Ticker or Trading Symbol
   Cavalier Homes Inc (CAV)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   1/2/03
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     973,500        D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $0.93750                                                                   07/02/01     01/02/11
(right to buy)
Non-Qualified Stock Option     $1.85000        01/02/03       A         5,000                             07/02/03     01/02/13
(right to buy)
Non-Qualified Stock Option     $3.08000                                                                   07/02/02     01/02/12
(right to buy)
Non-Qualified Stock Option     $4.00000                                                                   07/03/00     01/03/10
(right to buy)
Non-Qualified Stock Option     $9.75000                                                                   06/30/98     12/31/07
(right to buy)
Non-Qualified Stock Option     $9.75000                                                                   07/15/98     01/15/08
(right to buy)
Non-Qualified Stock Option     $11.00000                                                                  07/04/99     01/04/09
(right to buy)
Non-Qualified Stock Option     $12.35000                                                                  01/02/01     01/02/07
(right to buy)
Non-Qualified Stock Option     $15.07500                                                                  01/02/00     01/02/06
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)
Non-Qualified Stock Option     01/02/03  Common Stock                   5,000                     5,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   20,000                    20,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,200                     1,200         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,200                     1,200         D   Direct
(right to buy)

Explanation of Responses:

-
This filing shall not be deemed an admission that such person is, for purposes of Section 16 of the Securities Exchange Act of 1934,
 as amended, or otherwise, the beneficial owner of any equity securities covered by this statement.

SIGNATURE OF REPORTING PERSON
/S/ Michael R. Murphy, attorney-in-fact
DATE 01/23/03